EUREKA ANALYTICS INC.

FINANCIAL STATEMENTS

DECEMBER 2019 AND 2018

Eureka Analytics Inc.
Index to the Financial Statements
(Unaudited)

EUREKA ANALYTICS INC.
BALANCE SHEETS
DECEMBER 31, 2019 & 2018

ASSETS		**2019**	**2018**
Current Assets			
Bank Accounts	$	10,687	383
Accounts Receivable	$	34,000	-
Other Current Assets	$	-	-
Total Current Assets	$	10,687	383
TOTAL ASSETS	$	44,687	383
LIABILITIES			
Current Liabilities			
Accounts Payable	$	-	-
Credit Cards	$	-	-
Other Current Liabilities	$	-	-
Total Current Liabilities	$	0	0
Long-Term Liabilities			
Loans from Shareholder	$	-	-
Total Long-Term Liabilities	$	0	0
TOTAL LIABILITIES	$	0	0
EQUITY			
SAFE notes	$	77,000	26,000
Common Stocks	$	5,000	5,000
Retained Earnings	$	(37,313)	(30,617)
TOTAL EQUITY	$	44,687	383
TOTAL LIABILITIES AND EQUITY	$	44,687	383

EUREKA ANALYTICS INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2019 & 2018

		2019	**2018**
INCOME			
Patent Reports	$	2,784	4,262
Total Income	$	2,784	4,262
GROSS PROFIT	$	2,784	4,262
OPERATING EXPENSES			
Advertising & Marketing	$	83	845
Legal & Professional Services	$	949	-
Meals	$	-	355
Office Supplies	$	-	81
Payroll	$	5,500	15,870
Contractor	$	480	785
Taxes & Licenses	$	840	828
Software Subscriptions	$	6,299	11,460
Transportation & Travel	$	329	1,133
Total Expenses	$	14,480	31,357
NET OPERATING INCOME (LOSS)	$	(11,696)	(27,095)
OTHER INCOME		5,000	-
NET INCOME (LOSS)	$	(6,696)	(27,095)

EUREKA ANALYTICS INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2019 & 2018

| | Total | Issued Common Stocks | | Issuance of SAFE notes | Retained Earning Owner's Equity |
		Number	Amount		
JANUARY 1, 2018	$ 21,478	50,000	$ 5,000	$ 20,000	$ (3,522)
CONTRIBUTION	$ 6,000			$ 6,000	
NET INCOME (LOSS)	$ (27,095)				$ (27,095)
DECEMBER 31, 2018	$ 383	50,000	$ 5,000	$ 26,000	$ (30,617)
CONTRIBUTION	$ 51,000			$ 51,000	
NET INCOME (LOSS)	$ (6,696)				$ (6,696)
DECEMBER 31, 2019	$ 44,687	50,000	$ 5,000	$ 77,000	$ (37,313)

EUREKA ANALYTICS INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2019 & 2018

		2019	**2018**
OPERATING ACTIVITIES			
Net Income (Loss)	$	(6,696)	(27,095)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Accounts Receivable (A/R)	$	34,000	-
Accounts Payable (A/P)	$	-	-
Credit Card Account	$	-	-
New York Department of Taxation and Finance Payable	$	-	-
Net cash provided by operating activities	$	(40,696)	(27,095)
FINANCING ACTIVITIES			
Loans from Shareholder	$	-	-
Issuance of SAFE notes	$	51,000	6,000
Net cash provided by financing activities	$	51,000	6,000
NET CASH INCREASE FOR PERIOD	$	10,304	(21,095)
CASH AT BEGINNING OF PERIOD	$	383	21,478
CASH AT END OF PERIOD	$	10,687	383

NOTE 1:   *ORGANIZATION AND NATURE OF OPERATIONS:*

Eureka Analytics Inc. ("The Company"), doing business as 'Inventr', is a corporation organized under the laws of the State of Delaware and domiciled in New York. The Company was founded on May 8, 2015, and aims to automate the patent process, from the starting idea all the way to the patent application.

NOTE 2:   *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:*

Basis of Presentation:
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

EUREKA ANALYTICS INC.
NOTES TO FINANCIAL STATEMENTS

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States and state of New York.

The Company sustained a net operating loss of $11,696 and $27,095 in 2019 and 2018 respectively.

NOTE 3:   *EQUITY:*

Under the Company's original articles of incorporation in effect, the Company authorized 10,000,000 shares of $0.0001 par value Common Stock.

Common Stock:
Common shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock. As of December 31st, 2019, Manu Stephen, the founder of the Company, owns 5,000,000 shares, and Steven Trojanowski owns 2,000,000 shares.

NOTE 4:   *DEBT:*

The Company did not have any debt as of December 31st, 2019.

NOTE 5:   *SAFE NOTES:*

During the year of 2019, the Company issued Simple Agreements for Future Equity ("SAFE"). The SAFE agreements have no maturity date and bear no interest. The SAFE agreements provide a right to the holder to future equity in the Company in the form of SAFE Preferred Stock. SAFE Preferred Stock are shares of a series of Preferred Stock issued to the investor in an equity financing, having identical rights, privileges, preferences and restrictions as the shares of standard Preferred Stock offered to non-holders of SAFE agreements other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the conversion price; and (ii) the basis for any dividend rights, which will be based on the conversion price. The number of shares issued to the holder is determined by either (1) the face value of the SAFE agreement divided by the price per share of the standard preferred stock issued, if the pre-money valuation is less than or equal to the valuation cap; or (2) a number of shares of SAFE Preferred Stock equal to the face value of the SAFE agreement divided by the price per share equal to the valuation cap divided by the total capitalization of the company immediately prior to an equity financing event. Total capitalization of the company includes all shares of capital stock issued and outstanding and outstanding vested and unvested options as if converted.

If there is a liquidity event (as defined in the SAFE agreements), the investor will, at their option, either (i) receive a cash payment equal to the face value of the SAFE agreement ("Purchase Amount") or (ii) automatically receive from the Company a number of shares of common stock equal to the Purchase Amount divided by the price per share equal to the valuation cap divided by the Liquidity Capitalization ("Liquidity Price") (as defined in the SAFE agreements). If there are not enough funds to pay the holders of SAFE agreements in full, then all of the Company's available funds will be distributed with equal priority and pro-rata among the SAFE agreement holders in proportion to their Purchase Amounts and they will automatically receive the number of shares of common stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price. If there is a dissolution event (as defined in the SAFE agreements), the Company will pay an amount equal to the Purchase Amount, due and payable to the investor immediately prior to, or concurrent with, the consummation of the dissolution event. The Purchase Amount will be paid prior and in preference to any distribution of any of the assets of the Company to holders of outstanding capital stock. If immediately prior to the consummation of the dissolution event, the assets of the Company legally available for distribution to all SAFE holders, are insufficient to permit the payment to their respective Purchase Amounts, then all of the assets of the Company legally available for distribution will be distributed with equal priority and pro-rata among the SAFE holders as a single class. The SAFE agreements will expire and terminate upon either (i) the issuance of shares to the investor pursuant to an equity financing event or (ii) the payment, or setting aside for payment, of amounts due to the investor pursuant to a liquidity or dissolution event. As of December 31, 2019, the Company has 6 SAFE notes with 6 investors, totaling $77,000, and none has been converted into equity. The SAFE notes have various valuation caps between $1,500,000 and $4,000,000 at 80% discount, The Company also entered one SAFE agreement during 2020 (See Note 10 Subsequent Events).

NOTE 6:   *FAIR VALUE MEASUREMENT:*

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows: Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method. Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE 7:   *CONCENTRATION OF CREDIT RISK:*

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE 8:   *RELATED PARTY TRANSACTIONS*

As of December 31st, 2019, all the payroll expenses are incurred to the employees who are also existing shareholders of the Company. Also, all investments are from family members of the shareholders.

NOTE 9:   *COMMITMENTS AND CONTINGENCIES:*

The Company is not involved in any legal matters, nor it has any pending litigations against it.

NOTE 10:   *SUBSEQUENT EVENTS:*

In July 17th, 2020, the Company issued a SAFE note of $20,000 to WeFunds Pandemic I LLC without a valuation cap or discount.

In late July of 2020, the Company started an Equity Crowdfunding campaign which is still ongoing.